UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ReShape Lifesciences Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

761123 40 5

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 761123 40 5

(1)	Names of reporting persons SVLSF IV, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,072
(6) Shared voting power -0-
(7) Sole dispositive power 1,072
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 1,072
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.1%(1)
(12)	Type of reporting person (see instructions) 00

(1)	Based on 955,889 shares outstanding on November 8, 2018.

SCHEDULE 13G

CUSIP No. 761123 40 5

(1)	Names of reporting persons SV Life Sciences Fund IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,072
(6) Shared voting power -0-
(7) Sole dispositive power 1,072
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 1,072
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.1%(1)
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 761123 40 5

(1)	Names of reporting persons SV Life Sciences Fund IV Strategic Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,072
(6) Shared voting power -0-
(7) Sole dispositive power 1,072
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 1,072
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.1%(1)
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 761123 40 5

(1)	Names of reporting persons SV Life Sciences Fund IV (GP), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,072
(6) Shared voting power -0-
(7) Sole dispositive power 1,072
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 1,072
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.1%(1)
(12)	Type of reporting person (see instructions) PN

Item 1.

(a)	Name of Issuer: ReShape Lifesciences Inc.

(b)	Address of Issuer’s Principal Executive Offices: 1001 Calle Amanecer, San Clemente, CA 92673

Item 2.

(a)

Name of Person Filing: This statement is filed by: (i) SV Life Sciences Fund IV, L.P. (“SVLS IV LP”) and SV Life Sciences Fund IV Strategic Partners, L.P. (“Strategic Partners”), each a Delaware limited partnership, direct owners of the shares of Common Stock of the Issuer (the “Shares”); (ii) SV Life Sciences Fund IV (GP), L.P., a Delaware limited partnership (“SVLS IV GP”) and general partner of SVLS IV LP and Strategic Partners; and (iii) SVLSF IV, LLC, a Delaware limited liability company and general partner of SVLS IV GP. Each of SVLS IV LP, Strategic Partners, SVLS IV GP and SVLSF IV, LLC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of the Principal Office or, if none, residence:
The principal business address of the Reporting Persons is c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108.

(c)	Citizenship:
Each of the Reporting Persons are organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share

(e)	CUSIP Number:
761123 40 5

Item 3.

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: The Reporting Persons may each be deemed to beneficially own, in the aggregate, 1,072 shares of Common Stock, constituting approximately 0.1% of the Common Stock outstanding.

As of the close of business on December 31, 2018, SVLS IV LP owned directly 1,042 shares of Common Stock, which constitutes approximately 0.1% of the Common Stock outstanding.

As of the close of business on December 31, 2018, Strategic Partners owned directly 30 shares of Common Stock, which constitutes approximately 0.0% of the Common Stock outstanding.

SVLS IV LP and Strategic Partners (each a “Fund”, or collectively the “Funds”) may be deemed to beneficially own the shares held by each other Fund because of certain contractual relationships among the Funds and their affiliates. The Funds disclaim beneficial ownership of shares held by any other Fund except to the extent of any pecuniary interest therein.

SVLS IV GP, the general partner of SVLS IV LP and Strategic Partners, may be deemed to share voting and dispositive power over the shares held by SVLS IV LP and Strategic Partners. SVLS IV GP disclaims beneficial ownership of shares held by SVLS IV LP and Strategic Partners except to the extent of any pecuniary interest therein.

SVLSF IV, LLC, the general partner of SVLS IV GP, may be deemed to share voting and dispositive power over the shares held by SVLS IV LP and Strategic Partners. SVLSF IV, LLC disclaims beneficial ownership of shares held by SVLS IV LP and Strategic Partners except to the extent of any pecuniary interest therein.

(b)

Percent of class: The Reporting Persons may each be deemed to beneficially own, in the aggregate, 0.1% of the Common Stock outstanding (based upon 955,889 shares of Common Stock of the Issuer as of November 8, 2018. Item 4(a) is incorporated herein by reference.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,072 (2)

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 1,072 (2)

(iv)	Shared power to dispose or to direct the disposition of: -0-

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

(2) Each of SVLS IV LP and Strategic Partners have sole power to vote and dispose of the Shares they own directly. Each of Strategic Partners, SVLS IV GP and SVLSF IV, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13G owned directly by SVLS IV LP. Each of SVLS IV LP, SVLS IV GP and SVLSF IV, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13G owned directly by Strategic Partners.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit A attached hereto.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

SVLSF VI, LLC

By:	/s/ Brent M. Faduski
Name:	Brent M. Faduski
Title:	Officer

SV LIFE SCIENCES FUND VI (GP), L.P.
By: SVLSF VI, LLC, its General Partner

By:	/s/ Brent M. Faduski
Name:	Brent M. Faduski
Title:	Officer

SV LIFE SCIENCES FUND VI, L.P.
By: SV Life Sciences Fund VI (GP), L.P., its General Partner
By: SVLSF VI, LLC, its General Partner

By:	/s/ Brent M. Faduski
Name:	Brent M. Faduski
Title:	Officer

SV LIFE SCIENCES FUND VI STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund VI (GP), L.P., its General Partner
By: SVLSF VI, LLC, its General Partner

By:	/s/ Brent M. Faduski
Name:	Brent M. Faduski
Title:	Officer

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement by and among SV Life Sciences Fund IV, L.P., SV Life Sciences Fund IV Strategic Partners, L.P., SV Life Sciences Fund IV (GP), L.P. and SVLSF IV, LLC, dated December 29, 2017.*

*	Filed herewith.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Forms 3, 4, 5 and Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of ReShape Lifesciences Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms 3, 4, 5 and Schedules 13D and l3G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of December 29, 2017.

SVLSF IV, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV (GP), L.P. By: SVLSF IV LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV, L.P. By: SV Life Sciences Fund IV (GP), L.P., its General Partner By: SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV STRATEGIC PARTNERS, L.P. By: SV Life Sciences Fund IV (GP), L.P., its General Partner By: SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member